Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                August 18, 2016


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1499
                        Total Income Portfolio, Series 8
                       File Nos. 333-212211 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1499, filed on June 23, 2016, with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Total Income Portfolio, Series 8 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Risks

     1. The duration example in the eighth bullet uses a duration of three years. Please confirm that the average weighted duration of the fixed-income securities held by the underlying securities is approximately three years or less. If not, please revise this example to reflect the average weighted duration of the underlying securities.

     Response: We confirm that the average weighted duration of the fixed-income securities held by the underlying securities is approximately three years or less and, therefore, the example does not need to be revised.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren